EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Six Months Ended June 30, 2011
Earnings:
Income before provision for income taxes	$8,187
Equity in earnings of unconsolidated businesses	(222)
Dividends from unconsolidated businesses	27
Interest expense (1)	1,426
Portion of rent expense representing interest	404
Amortization of capitalized interest	72

Earnings, as adjusted	$9,894

Fixed Charges:
Interest expense (1)	$1,426
Portion of rent expense representing interest	404
Capitalized interest	231

Fixed Charges	$2,061

Ratio of earnings to fixed charges	4.80

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.